UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Licensing & Distribution Agreement

On February 28, 2022, Altamira Medica Ltd. (“Altamira Medica”), a subsidiary of Altamira Therapeutics Ltd., an exempted company limited by shares incorporated in Bermuda (the “Company”), entered into an exclusive licensing and distribution agreement (the “Agreement”) with Nuance Pharma Limited (“Nuance”), pursuant to which Altamira Medica granted an exclusive license to Nuance to manufacture, market and distribute the Bentrio™ nasal spray (the “Products”) to China Mainland, Hong Kong, Macau and South Korea (the “Territory”). Under the terms of the Agreement, Altamira Medica will initially supply the Products to Nuance. Nuance will pay a one-time, upfront, non-refundable license fee of $1.0 million to Altamira Medica. In addition, within 90 days of reaching certain development and commercial milestones set forth in the Agreement, Nuance will pay development milestone payments of up to $3.0 million and commercial milestone payments of up to $19.5 million. Nuance will have the right to register and commercialize the Products in the Territory. Upon achieving certain milestones set forth in the Agreement, Nuance will assume local production of the Products for the Territory. Once Nuance assumes local production of the Products, Nuance will pay to Altamira Medica a staggered royalty on net sales in the Territory at a high-single to low-double-digit percentage.

The Agreement also contains customary representations, warranties and covenants by both parties, as well as customary provisions relating to indemnification, confidentiality and other matters.

The foregoing description of the terms of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K, and incorporated by reference herein.

Press Release

On March 4, 2022, the Company issued a press release announcing entry into the Agreement. A copy of this press release is furnished herewith as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibits to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-228121, 333-249347 and 333-261127) and Form S-8 (Registration Number 333-232735 and 333-252141) of Altamira Therapeutics Ltd. (formerly Auris Medical Holding Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
10.1*	Licensing & Distribution Agreement, dated February 28, 2022, by and between Altamira Medica Ltd. and Nuance Pharma Limited.
99.1	Press Release, dated March 4, 2022

*	Certain identified information has been excluded from this Exhibit because it is not material and is the type that the Company treats as private or confidential. The omissions have been indicated by “[***]”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: March 4, 2022

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